Exhibit 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (dollars in millions)

	Successor Company			Predecessor Company

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 26,	December 28,
	2011	2010	2009	2008	2007

Pre-tax (loss) earnings (a)	$(5,446)	$2,708	$6,455	$(45,438)	$(13,723)

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	9,098	9,935	12,341	29,641	51,683
Pre-tax earnings (loss) before fixed charges	$3,652	$12,643	$18,796	$(15,797)	$37,960

Fixed charges:
Interest	$8,785	$9,621	$12,041	$29,349	$51,425
Other (b)	313	314	300	292	258
Total fixed charges	$9,098	$9,935	$12,341	$29,641	$51,683

Preferred stock dividend requirements	—	140	141	4,356	401
Total combined fixed charges and preferred stock dividends	$9,098	$10,075	$12,482	$33,997	$52,084

Ratio of earnings to fixed charges	*	1.27	1.52	*	*

Ratio of earnings to combined fixed charges and preferred stock dividends	*	1.25	1.51	*	*

On January 1, 2009, Merrill Lynch (the "Predecessor Company") was acquired by Bank of America through the merger of a wholly-owned subsidiary of Bank of America with and into ML & Co. with ML & Co. (the "Successor Company") continuing as the surviving corporation and a wholly-owned subsidiary of Bank of America. The Predecessor Company and Successor Company periods have been separated by a vertical line above to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting.

(a) Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b) Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*The earnings for the years 2011, 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.
The coverage deficiencies for total fixed charges for the years 2011, 2008, and 2007 were $5,446 million,
$45,438 million and $13,723 million, respectively.
The coverage deficiencies for total fixed charges and preferred stock dividends for the years 2011, 2008 and
2007 were $5,446 million, $49,794 million and $14,124, million, respectively.